Cassidy & Associates
Attorneys at Law
215 Apolena Avenue
Newport Beach, California 92662

Email:  CassidyLaw@aol.com
Telephone: 202/387-5400	Fax: 949/673-4525

August 31, 2010

Peggy Fisher
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, DC 20549

Re:	Manthey Redmond Corporation
Registration Statement on Form S-1
File No. 333-161600

Ms. Fisher:

This firm furnished its opinion letter of even date opining that the shares offered and sold by certain shareholders of Manthey Redmond Corporation pursuant the above referenced registration statement have been duly authorized and validly issued, fully paid and non-assessable.  This opinion includes the application of the Delaware General Corporation Law and applicable statutory provisions, Delaware State Constitution provisions and reported judicial decisions.

Sincerely,

Lee W. Cassidy